UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

The E.W. Scripps Company

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811054402

(CUSIP Number)

Tracy Tunney Ward

Miramar Services, Inc.

250 Grandview Ave., Suite 400

Fort Mitchell, KY 41017

(859) 581-5758

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Adam R. Scripps Trust u/a dated October 5, 1992, as restated May 6, 2009 and amended March 16, 2017
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 534,666
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Anne La Dow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 31,869
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 71,421
	10	SHARED DISPOSITIVE POWER 698,034

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,162,592 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Anne M. La Dow Trust under Agreement dated 10/27/2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,649
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 43,201
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,134,372 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Anthony S. Granado
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 20,100
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,150,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Austin S. Heidt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Barbara Victoria Scripps Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 40,911
	10	SHARED DISPOSITIVE POWER 730,955

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Brittany Jean Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 10
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Careen Cardin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Charles E. Scripps, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 811,367
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1,428,682
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,090 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Charles L. Barmonde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 606,502
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1,192,168
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,737,225 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.5% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Cody Dubuc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 7,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Corina S. Granado
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 551,781
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 818,614
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,682,504 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.5% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Crystal Vasquez Lozano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 166
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Cynthia J. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,735
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 594,068
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,457,458 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Douglas A. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 40,884
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Eaton M. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,288,185
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1,905,502
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,418,908 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.4% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Edward W. Scripps, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 683,915
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1,301,211
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,814,638 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Eli W. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 103,926
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 193,037
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,234,649 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Elizabeth A. Logan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,832
	8	SHARED VOTING POWER 12,318,593 (1)
	9	SOLE DISPOSITIVE POWER 594,163
	10	SHARED DISPOSITIVE POWER 1,187,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,110,759 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Elizabeth Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 68
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Ellen B. Granado
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 10,100
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,140,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Ellen M. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 35,478
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Ellen M. Scripps Revocable Trust dtd April 17, 2014
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 35,478
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Eva Scripps Attal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,735
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 600,561
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,457,458 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Gerald J. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 103,854
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 195,854
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,234,577 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Geraldine Scripps Granado
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 10,100
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,140,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON J. Sebastian Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 653,504
	8	SHARED VOTING POWER 11,130,723
	9	SOLE DISPOSITIVE POWER 1,188,168 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,784,227 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON James Bryce Vasquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Jenny Sue Scripps Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 67
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Jessica L. Hoerster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 67
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Jimmy R. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 653,337
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1,188,001
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,784,060 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON John P. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 57,997
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON John P. Scripps Trust Exempt Trust under agreement dated 2/10/77
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 32,921
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 232,678
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON John P. Scripps Trust FBO Ellen McRae Scripps under agreement dated 12/28/84
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 22,520
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 232,678
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 232,678
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON John Patrick Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 466
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 467
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,131,189 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON John Peter Scripps 2013 Revocable Trust dtd December 20, 2013
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 57,997
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Jonathan L. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 103,958
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 193,069
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,234,681 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Julia Scripps Heidt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 322,965
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 590,295
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,688 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Kathy Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 400
	8	SHARED VOTING POWER 11,435,627 (1)
	9	SOLE DISPOSITIVE POWER 400
	10	SHARED DISPOSITIVE POWER 839,570

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,436,027 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Kendall S. Barmonde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Keon Korey Vasquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 166
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON La Dow Family Trust under agreement dated 6/29/2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 271,237
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Manuel E. Granado
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 10,100
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,140,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Margaret E. Scripps (Klenzing)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 311,978
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 579,307
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,442,701 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Marilyn J. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 287,360
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 554,693
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,418,083 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Mary Ann S. Sanchez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 653,337
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1,722,469
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,853,192 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Mary Peirce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66,785
	8	SHARED VOTING POWER 12,318,593 (1)
	9	SOLE DISPOSITIVE POWER 282,118
	10	SHARED DISPOSITIVE POWER 1,187,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,850,712 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Maxwell Christopher Logan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Megan Scripps Tagliaferri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,668
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 594,001
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,457,391 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Molly E. McCabe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,675
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 594,008
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,457,398 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Monica Holcomb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,505
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 57,783
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,147,228 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Nathaniel W. Heidt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Paul K. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 130,313
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 152,833
	10	SHARED DISPOSITIVE POWER 730,955

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,261,036 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Peggy Scripps Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 2
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Peter R. La Dow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 271,237
	10	SHARED DISPOSITIVE POWER 32,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Raymundo H. Granado, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,066
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 10,166
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,140,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Rebecca Scripps Brickner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 311,976
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 579,159
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,442,699 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Robert S. Heidt III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Samantha J. Brickner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 116
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Savannah Brickner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 116
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON R. Michael Scagliotti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 14,048
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 281,331
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,144,771 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Sam D.F. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Shannon Leigh Howard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 10
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Scripps Family 1992 Revocable Trust, dated 06-09-92
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 534,666
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON The Marital Trust of the La Dow Family Trust (subtrust of La Dow Family Trust)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 266,771
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON The Paul K. Scripps Family Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 130,313
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 130,313
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,261,036 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Thomas S. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Thomas S. Evans Irrevocable Trust under agreement dated 11/13/12
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 40,911
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Vanessa L. Sanchez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Veronica E. Sanchez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Virginia S. Vasquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 625,385
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1,385,906
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,756,108 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Samuel Joseph Logan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Welland H. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Wendy E. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,602
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 593,935
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,457,325 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON Wesley W. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 166
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON William A. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 623,693
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 1,158,159
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,754,416 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON William A. Scripps, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,130,723 (1)
	9	SOLE DISPOSITIVE POWER 166
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,130,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

1	NAME OF REPORTING PERSON William H. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 400
	8	SHARED VOTING POWER 11,435,627 (1)
	9	SOLE DISPOSITIVE POWER 400
	10	SHARED DISPOSITIVE POWER 839,570

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,436,027 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes the aggregate number of Common Voting Shares beneficially owned by the parties to, and that are subject to provisions of, the Scripps Family Agreement, which Common Voting Shares may be deemed beneficially owned by each party to such agreement. See Appendix B.

CUSIP No. 811054402

EXPLANATORY NOTE

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends the items included herein that were contained in the Schedule 13D filed on October 26, 1992 and amended by Amendment No. 1, dated October 22, 1993, Amendment No. 2, dated January 24, 2013, Amendment No. 3, dated March 18, 2013, Amendment No. 4, dated September 20, 2013, Amendment No. 5, dated August 5, 2014, Amendment No. 6, dated June 5, 2015, Amendment No. 7, dated April 7, 2017, Amendment No. 8, dated August 22, 2018, and Amendment No. 9, dated January 11, 2019 (collectively, the “Original Schedule 13D” and, together with this Amendment, this “Schedule 13D”) relating to the Class A Common Shares, $.01 par value per share (the “Class A Common Shares”), and Common Voting Shares, $.01 par value per share (the “Common Voting Shares,” and, together with the Class A Common Shares, the “Common Shares”), of The E.W. Scripps Company, an Ohio corporation (the “Issuer”).

The persons filing this Schedule 13D (the “Reporting Persons”) are parties to the Amended and Restated Scripps Family Agreement, dated May 19, 2015, as amended on March 29, 2017 (the “Scripps Family Agreement”), which restricts the transfer and governs the voting of Common Voting Shares that the Reporting Persons own or may acquire. Certain of the Reporting Persons are residuary beneficiaries (the “Trust Beneficiaries”) of The Edward W. Scripps Trust (the “Trust”), which held 10,693,333 Common Voting Shares and 13,064,074 Class A Common Shares prior to the distribution or sale of such shares on March 14, 2013 (on which date 23,163,464 of the Common Shares were distributed to the Trust Beneficiaries or to co-guardians (now co-trustees) on behalf of a minor Trust Beneficiary, other than three other Trust Beneficiaries who were minors at the time of such distribution (the “Minors”)), March 19, 2013 (on which date nine Class A Common Shares held by the Trust were sold in the open market so that no fractional shares would be distributed) and September 20, 2013 (on which date the remaining 593,934 Common Shares held by the Trust were distributed to trusts established for the purpose of holding the shares on behalf of the Minors (collectively, the “Minors’ Trusts”)). In addition, since the filing of the Original Schedule 13D, the Reporting Persons have engaged in transactions in the Common Shares.

This Amendment is being filed to, among other things, (a) describe a voting agreement entered into by certain Reporting Persons with respect to the Investor Financing (as defined below); and (b) provide or update the information regarding the beneficial ownership of the Common Shares by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

As detailed on Appendix C, the Common Shares acquired in the past 60 days were acquired through distributions to or from trusts for no consideration.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following:

Since the filing of the Original Schedule 13D, the Reporting Persons have engaged in transactions in the Common Shares, including but not limited to those set forth on Appendix C hereto. These transactions include, without limitation, those set forth on Appendix C hereto, as well as certain open-market purchases and sales pursuant to the Rule 10b5-1 Plans, market sales, gifts to family members, charitable gifts, director equity award grants, distributions to and from trusts and other transfers for estate planning, private investment, or liquidity purposes.

CUSIP No. 811054402

On September 23, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ION Media Networks, Inc., a Delaware corporation (“ION Media”), Scripps Media, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Parent”), Scripps Faraday Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and BD ION Equityholder Rep LLC, a Delaware limited liability company, pursuant to which, upon the terms and conditions thereof, Merger Sub will be merged with and into ION Media (the “Merger”), with ION Media continuing as the surviving company and a wholly owned subsidiary of Parent.

In connection with the Merger Agreement, the Issuer has entered into an agreement with Berkshire Hathaway Inc. to provide $600 million of financing for the Merger in exchange for the Issuer’s Series A Preferred Shares (the “Preferred Shares”) and a warrant (the “Warrant”) to purchase approximately 23.1 million Class A Common Shares with an exercise price of $13.00 (the “Investor Financing”).

The closing of the Merger and the Investor Financing is subject to certain conditions, including, without limitation, obtaining the approval of the Warrant and an amendment to the Issuer’s articles of incorporation to establish certain terms status of the Preferred Shares (the “Articles Amendment”) by at least a majority of the issued and outstanding Common Voting Shares (the “EWS Family Shareholder Approval”).

Also on September 23, 2020, ION Media entered into a Voting Agreement (the “Voting Agreement”) with the Reporting Persons named on Schedule A thereto (collectively, the “Stockholders”). Pursuant to the Voting Agreement, among other things, each Stockholder agreed: (a) at every meeting of the Family Shareholders (as defined in the Scripps Family Agreement) (and any written consent in lieu of such meeting), to indicate that such Stockholder will vote at every meeting of the holders of Common Voting Shares and (b) at every meeting of the holders of Common Voting Shares (other than meetings of Family Shareholders) (and any written consent in lieu of such meeting), to vote, in each such case, all of such Stockholder’s Common Voting Shares (x) in favor of any approval required by applicable law, the Merger Agreement or the rules or regulations of NASDAQ with respect to the Investor Financing (which includes approval of the Warrant and the Articles Amendment), (y) in favor of any proposal to adjourn a meeting to solicit additional proxies in favor of any such approval, and (z) against any other action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, frustrate the purposes of or adversely affect the ability of Parent to obtain funding under the Investor Financing or the performance by the Issuer or Parent of their respective obligations under the Investor Financing or the Merger Agreement.

Under the Voting Agreement, the Stockholders also agreed not to sell, transfer or otherwise dispose of or encumber any of the Common Voting Shares until the receipt of the EWS Family Shareholder Approval, subject to certain exceptions described in the Voting Agreement and the Scripps Family Agreement.

The Voting Agreement terminates upon the earliest of: (a) the effective time of the Merger, (b) the termination of the Merger Agreement, (c) written agreement of the parties to terminate the Voting Agreement, and (d) any amendment, waiver or other change to the terms of the Merger Agreement or the Investor Financing that is materially adverse to the Stockholders with respect to their interests in the Issuer if such adverse impact is not timely cured.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed herewith as Exhibit 1 and incorporated herein by reference.

CUSIP No. 811054402

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Appendix B hereto sets forth (i) the number of Common Voting Shares and Class A Common Shares beneficially owned by each Reporting Person (excluding Common Shares beneficially owned by other Reporting Persons unless otherwise indicated), (ii) the aggregate number of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person, including all Common Voting Shares subject to the Scripps Family Agreement, and (iii) the percentage of the number of outstanding Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person.

(b) Except as provided in the Scripps Family Agreement or as set forth on Appendix B, each Reporting Person has the sole power to dispose or direct the disposition of all Class A Common Shares and Common Voting Shares that such Reporting Person beneficially owned as of September 1, 2020.

The Common Voting Shares held by the Reporting Persons will be voted as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. Due to this shared voting power, the aggregate number of Common Voting Shares that may be deemed to be beneficially owned by each Reporting Person includes Common Voting Shares held by the other Reporting Persons. The 534,666 Common Voting Shares held by the co-trustees on behalf of the minor Trust Beneficiary and the 267,333 Common Voting Shares held by the Minors’ Trusts are not subject to the Scripps Family Agreement, and the Reporting Persons as a group do not have shared voting power with respect to these shares.

If the Scripps Family Agreement is not considered, none of the Reporting Persons currently beneficially own 5% or more of the Class A Common Shares and only the following Reporting Persons beneficially own 5% or more of the Common Voting Shares: (i) Mary Ann S. Sanchez, who beneficially owns 1,069,132 Common Voting Shares (9.0% of the outstanding Common Voting Shares), including 534,666 Common Voting Shares, which may be deemed to be beneficially owned by Ms. Sanchez as family voter and family agent of the Adam R. Scripps Trust u/a dated October 5, 1992, as restated May 6, 2009 and amended March 16, 2017, (ii) Anne La Dow, who beneficially owns 737,586 Common Voting Shares (6.2% of the outstanding Common Voting Shares), (iii) Barbara Victoria Scripps Evans, who beneficially owns 771,866 Common Voting Shares (6.5% of the outstanding Common Voting Shares), (iv) Elizabeth A. Logan and Mary McCabe Peirce, who beneficially own 801,997 and 749,999 Common Voting Shares, respectively (6.7% and 6.3% of the outstanding Common Voting Shares, respectively), including 534,666 Common Voting Shares held on behalf of the minor Trust Beneficiary as to which they may be deemed to share beneficial ownership as co-trustees and which are not subject to the Scripps Family Agreement, (v) Virginia S. Vasquez, who beneficially owns 760,521 Common Voting Shares (6.4% of the outstanding Common Voting Shares), (vi) Paul K. Scripps, who beneficially owns 753,475 Common Voting Shares (6.3% of the outstanding Common Voting Shares), (vii) Charles E. Scripps, Jr., who beneficially owns 617,315 Common Voting Shares (5.2% of the outstanding Common Voting Shares), (viii) Eaton M. Scripps, who beneficially owns 617,317 Common Voting Shares (5.2% of the outstanding Common Voting Shares), and (ix) Edward W. Scripps, Jr., who beneficially owns 617,296 Common Voting Shares (5.2% of the outstanding Common Voting Shares).

CUSIP No. 811054402

In addition to the Common Voting Shares that are subject to the Scripps Family Agreement, the Reporting Persons beneficially own Common Shares in a variety of trusts and other entities, with multiple family members often sharing voting control and investment power as trustee, advisor or executor. As a result, many of the Common Shares shown on the cover pages hereto and in the table on Appendix B are counted more than once, as they are deemed to be beneficially owned by more than one Reporting Person.

(c) Except as described herein and on Appendix C, none of the Reporting Persons has effected any transactions in the Class A Common Shares or Common Voting Shares in the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 relating to the Voting Agreement, and the transactions contemplated thereby, is hereby incorporated by reference into this Item 6. Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Voting Agreement between ION Media Networks, Inc. and the stockholders named therein (including certain Reporting Persons), dated September 23, 2020.

2.

Addition of Party to the Scripps Family Agreement by Adam R. Scripps Trust u/a dated October 5, 1992, as restated May 6, 2009 and recently amended March 16, 2017 and Mary Ann Sanchez, as Family Voter and Family Agent, dated August 27, 2019.

CUSIP No. 811054402

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct and each agrees, pursuant to Rule 13d-1(k)(1)(iii), that a Joint Schedule 13D be filed on behalf of each of the undersigned in respect to the Class A Common Stock of the Issuer.

*	*
Virginia S. Vasquez *	Rebecca Scripps Brickner *
Edward W. Scripps, Jr. *	Corina S. Granado *
Jimmy R. Scripps *	Mary Ann S. Sanchez *
Margaret Scripps Klenzing *	William H. Scripps *
Marilyn J. Scripps *	Gerald J. Scripps *
William A. Scripps *	Eli W. Scripps *
Charles E. Scripps, Jr. *	Molly E. McCabe ADAM R. SCRIPPS TRUST U/A DATED OCTOBER 5, 1992, AS RESTATED MAY 6, 2009 AND AMENDED MARCH 16, 2017 *
Jonathan L. Scripps *	Miramar Fiduciary Corporation, Trustee
Barbara Victoria Scripps Evans

/s/ Tracy Tunney Ward	September 28, 2020
Tracy Tunney Ward, on behalf of Miramar Services, Inc. (Attorney-in-fact)	Date

*	Tracy Tunney Ward, by signing her name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO PETER M. SCRIPPS *	JOHN P. SCRIPPS TRUST FBO PAUL K. SCRIPPS UNDER AGREEMENT DATED 2/10/77 *
Paul K. Scripps, Trustee *	Paul K. Scripps, Trustee *
Anne La Dow, Trustee *	Anne La Dow, Trustee *
Barbara Victoria Scripps Evans, Trustee JOHN P. SCRIPPS TRUST EXEMPT TRUST UNDER AGREEMENT DATED 2/10/77 *	Barbara Victoria Scripps Evans, Trustee JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO BARBARA SCRIPPS EVANS *
Paul K. Scripps, Trustee *	Paul K. Scripps, Trustee *
Peter R. La Dow, Trustee *	Anne La Dow, Trustee *
Barbara Victoria Scripps Evans, Trustee THE MARITAL TRUST OF THE LA DOW FAMILY TRUST *	Barbara Victoria Scripps Evans, Trustee ANNE M. LA DOW TRUST UNDER AGREEMENT DATED 10/27/2011 *
Peter R. La Dow, Trustee THE LA DOW FAMILY TRUST UNDER AGREEMENT DATED 6/29/2004 *	Anne La Dow, Trustee
Peter R. La Dow, Trustee

/s/ Tracy Tunney Ward	September 28, 2020
Tracy Tunney Ward, on behalf of Miramar Services, Inc. (Attorney-in-fact)	Date

*	Tracy Tunney Ward, by signing her name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

JOHN PETER SCRIPPS 2013 REVOCABLE TRUST DTD DECEMBER 20, 2013 *	JOHN P. SCRIPPS TRUST FBO ELLEN MCRAE SCRIPPS UNDER AGREEMENT DATED 12/28/84 *
John P. Scripps, Trustee ELLEN M. SCRIPPS REVOCABLE TRUST DTD APRIL 17, 2014	Paul K. Scripps, Trustee PAUL K. SCRIPPS FAMILY REVOCABLE TRUST

*	*
Ellen M. Scripps, Trustee THOMAS S. EVANS IRREVOCABLE TRUST UNDER AGREEMENT DATED 11/13/2012 *	Paul K. Scripps, Trustee SCRIPPS FAMILY 1992 REVOCABLE TRUST, DATED 06-09-92 *
Barbara Victoria Scripps Evans, Trustee	William H. Scripps, Trustee *
Kathy Scripps, Trustee

/s/ Tracy Tunney Ward	September 28, 2020
Tracy Tunney Ward, on behalf of Miramar Services, Inc. (Attorney-in-fact)	Date

*	Tracy Tunney Ward, by signing her name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

*	*
Thomas S. Evans *	Douglas A. Evans *
Julia Scripps Heidt *	Paul K. Scripps *
J. Sebastian Scripps *	Peter R. La Dow *
Wendy E. Scripps *	Anne La Dow *
Cynthia J. Scripps *	Elizabeth A. Logan *
Mary Peirce *	John P. Scripps *
Eva Scripps Attal *	Megan Scripps Tagliaferri *
Eaton M. Scripps *	Kathy Scripps *
Ellen M. Scripps *	Wesley W. Scripps *
Careen Cardin *	Cody Dubuc *
R. Michael Scagliotti *	Sam D.F. Scripps *
Welland H. Scripps	William A. Scripps, Jr.

/s/ Tracy Tunney Ward	September 28, 2020
Tracy Tunney Ward, on behalf of Miramar Services, Inc. (Attorney-in-fact)	Date

*	Tracy Tunney Ward, by signing her name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

*	*
Kendall S. Barmonde *	Charles L. Barmonde *
Manuel E. Granado *	Geraldine Scripps Granado *
Raymundo H. Granado, Jr. *	Anthony S. Granado *
Ellen B. Granado *	Crystal Vasquez Lozano *
Elizabeth Scripps *	James Bryce Vasquez *
John Patrick Scripps *	Keon Korey Vasquez *
Peggy Scripps Evans *	Samuel Joseph Logan *
Maxwell Christopher Logan *	Savannah Brickner *
Monica Holcomb	Samantha Brickner

/s/ Tracy Tunney Ward	September 28, 2020
Tracy Tunney Ward, on behalf of Miramar Services, Inc. (Attorney-in-fact)	Date

*	Tracy Tunney Ward, by signing her name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

*	*
Nathaniel W. Heidt *	Austin S. Heidt *
Robert S. Heidt III *	Jessica L. Scripps *
Jenny Sue Scripps Mitchell *	Vanessa L. Sanchez *
Veronica E. Sanchez *	Brittany Jean Scripps
Shannon Leigh Howard

/s/ Tracy Tunney Ward	September 28, 2020
Tracy Tunney Ward, on behalf of Miramar Services, Inc. (Attorney-in-fact)	Date

*	Tracy Tunney Ward, by signing her name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

APPENDIX B

The following table sets forth as of September 1, 2020: (i) the number of Common Voting Shares and Class A Common Shares beneficially owned by each Reporting Person, excluding Common Shares beneficially owned by other Reporting Persons unless otherwise indicated, (ii) the aggregate number of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person, including all Common Voting Shares subject to the Scripps Family Agreement, and (iii) the percentage of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person. Except as otherwise noted in the table, each Reporting Person has (x) sole voting power (to the extent such shares are entitled to vote) with respect to the Class A Common Shares listed under column (i), (y) sole dispositive power with respect to the Common Voting Shares and Class A Common Shares listed under column (i), and (z) shared voting power with respect to the Common Voting Shares listed under column (ii).

Subject to the Scripps Family Agreement, each Common Voting Share is convertible at no cost and at any time into one Class A Common Share on a one-for-one basis. The aggregate number and percentage of Class A Common Shares (columns (ii) and (iii)) assumes the conversion of all Common Voting Shares into Class A Common Shares beneficially owned by the Reporting Person. The percentages of Common Voting Shares are based on 11,932,722 shares of the Issuer’s Common Voting Shares reported as outstanding as of June 30, 2020 in the Issuer’s Annual Report on Form 10-Q for the quarter ended June 30, 2020 (the “Form 10-Q”). The percentages of Class A Common Shares are based on 69,583,840 of the Issuer’s Class A Common Shares outstanding as of June 30, 2020, as reported in the Form 10-Q.

	(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons)		(ii) Aggregate Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Including All Common Voting Shares Subject to Scripps Family Agreement)		(iii) Aggregate Percentage of Class A Common Shares and Common Voting Shares Beneficially Owned
Name	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
Adam R. Scripps Trust u/a dated October 5, 1992, as restated May 6, 2009 and amended March 16, 2017	534,666	0	11,130,723	11,130,723	93.3%	13.8%
Anne La Dow (2)	737,586	31,869	11,130,723	11,162,592	93.3%	13.8%
Anne M. La Dow Trust under Agreement dated 10/27/2011	39,552	3,649	11,130,723	11,134,372	93.3%	13.8%
Anthony S. Granado	100	20,000	11,130,723	11,150,723	93.3%	13.8%
Austin S. Heidt	1	0	11,130,723	11,130,723	93.3%	13.8%

CUSIP No. 811054402

Barbara Victoria Scripps Evans (3)	771,866	0	11,130,723	11,130,723	93.3%	13.8%
Brittany Jean Scripps	10	0	11,130,723	11,130,723	93.3%	13.8%
Careen Cardin	3,000	0	11,130,723	11,130,723	93.3%	13.8%
Charles E. Scripps, Jr. (4)	617,315	811,367	11,130,723	11,942,090	93.3%	14.8%
Charles L. Barmonde (5)	585,666	606,502	11,130,723	11,737,225	93.3%	14.5%
Cody Dubuc (6)	7,000	0	11,130,723	11,130,723	93.3%	13.8%
Corina S. Granado (7)	266,833	551,781	11,130,723	11,682,504	93.3%	14.5%
Crystal Vasquez Lozano	100	66	11,130,723	11,130,789	93.3%	13.8%
Cynthia J. Scripps (8)	267,333	326,735	11,130,723	11,457,458	93.3%	14.2%
Douglas A. Evans (9)	40,884	0	11,130,723	11,130,723	93.3%	13.8%
Eaton M. Scripps (10)	617,317	1,288,185	11,130,723	12,418,908	93.3%	15.4%
Edward W. Scripps, Jr. (11)	617,296	683,915	11,130,723	11,814,638	93.3%	14.6%
Eli W. Scripps (12)	89,111	103,926	11,130,723	11,234,649	93.3%	13.9%
Elizabeth A. Logan (13)	801,997	980,036	11,130,723	12,110,759	93.3%	15.0%
Elizabeth Scripps	2	66	11,130,723	11,130,789	93.3%	13.8%
Ellen B. Granado	100	10,000	11,130,723	11,140,723	93.3%	13.8%
Ellen M. Scripps (14)	35,412	66	11,130,723	11,130,789	93.3%	13.8%
Ellen M. Scripps Revocable Trust dtd April 17, 2014	35,412	66	11,130,723	11,130,789	93.3%	13.8%
Eva Scripps Attal	273,826	326,735	11,130,723	11,457,458	93.3%	14.2%
Gerald J. Scripps (15)	92,000	103,854	11,130,723	11,234,577	93.3%	13.9%
Geraldine Scripps Granado	100	10,000	11,130,723	11,140,723	93.3%	13.8%
J. Sebastian Scripps (16)	534,664	653,504	11,130,723	11,784,227	93.3%	14.6%
James Bryce Vasquez	100	0	11,130,723	11,130,723	93.3%	13.8%
Jenny Sue Scripps Mitchell	1	66	11,130,723	11,130,789	93.3%	13.8%
Jessica L. Hoerster	1	66	11,130,723	11,130,789	93.3%	13.8%
Jimmy R. Scripps (17)	534,664	653,337	11,130,723	11,784,060	93.3%	14.6%
John P. Scripps (18)	57,931	66	11,130,723	11,130,789	93.3%	13.8%
John P. Scripps Trust Exempt Trust under agreement dated 2/10/77	32,921	0	11,130,723	11,130,723	93.3%	13.8%
John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans	232,678	0	11,130,723	11,130,723	93.3%	13.8%
John P. Scripps Trust FBO Ellen McRae Scripps under agreement dated 12/28/84	22,520	0	11,130,723	11,130,723	93.3%	13.8%

CUSIP No. 811054402

John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77	232,678	0	11,130,723	11,130,723	93.3%	13.8%
John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps	232,678	0	11,130,723	11,130,723	93.3%	13.8%
John Patrick Scripps	1	466	11,130,723	11,131,189	93.3%	13.8%
John Peter Scripps 2013 Revocable Trust	57,931	66	11,130,723	11,130,789	93.3%	13.8%
Jonathan L. Scripps (19)	89,111	103,958	11,130,723	11,234,681	93.3%	13.9%
Julia Scripps Heidt (20)	267,330	322,965	11,130,723	11,453,688	93.3%	14.2%
Kendall S. Barmonde	1,000	0	11,130,723	11,130,723	93.3%	13.8%
Keon Korey Vasquez (21)	100	66	11,130,723	11,130,789	93.3%	13.8%
La Dow Family Trust under agreement dated 6/29/2004 (22)	271,237	0	11,130,723	11,130,723	93.3%	13.8%
Manuel E. Granado	100	10,000	11,130,723	11,140,723	93.3%	13.8%
Margaret Scripps Klenzing	267,329	311,978	11,130,723	11,442,701	93.3%	14.2%
Marilyn J. Scripps	267,333	287,360	11,130,723	11,418,083	93.3%	14.1%
Mary Ann S. Sanchez (23)	1,069,132	653,337	12,199,855	12,853,192	102.2%	15.7%
Mary Peirce (24)	749,999	719,989	11,130,723	11,850,712	93.3%	14.7%
Maxwell Christopher Logan	1	0	11,130,723	11,130,723	93.3%	13.8%
Megan Scripps Tagliaferri	267,333	326,668	11,130,723	11,457,391	93.3%	14.2%
R. Michael Scagliotti	267,283	14,048	11,130,723	11,144,771	93.3%	13.8%
Molly E. McCabe	267,333	326,675	11,130,723	11,457,398	93.3%	14.2%
Monica Holcomb (previously held by The Monica Holcomb 2015 Trust) (25)	41,278	16,505	11,130,723	11,147,228	93.3%	13.8%
Nathaniel W. Heidt	1	0	11,130,723	11,130,723	93.3%	13.8%
Paul K. Scripps (26)	753,475	130,313	11,130,723	11,261,036	93.3%	14.0%
Peggy Scripps Evans	2	0	11,130,723	11,130,723	93.3%	13.8%
Peter R. La Dow (27)	304,158	0	11,130,723	11,130,723	93.3%	13.8%
Raymundo H. Granado, Jr.	100	10,066	11,130,723	11,140,789	93.3%	13.8%
Rebecca Scripps Brickner (28)	267,183	311,976	11,130,723	11,442,699	93.3%	14.2%
Robert S. Heidt III	1	0	11,130,723	11,130,723	93.3%	13.8%
Samantha J. Brickner	50	66	11,130,723	11,130,789	93.3%	13.8%
Savannah Brickner (29)	50	66	11,130,723	11,130,789	93.3%	13.8%
Shannon Leigh Howard	10	0	11,130,723	11,130,723	93.3%	13.8%

CUSIP No. 811054402

[The] Marital Trust of the La Dow Family Trust (subtrust of La Dow Family Trust)	266,771	0	11,130,723	11,130,723	93.3%	13.8%
[The] Paul K. Scripps Family Revocable Trust	0	130,313	11,130,723	11,261,036	93.3%	14.0%
Thomas S. Evans	0	0	11,130,723	11,130,723	93.3%	13.8%
Thomas S. Evans Irrevocable Trust under agreement dated 11/13/12	40,911	0	11,130,723	11,130,723	93.3%	13.8%
Vanessa L. Sanchez	100	0	11,130,723	11,130,723	93.3%	13.8%
Veronica E. Sanchez	100	0	11,130,723	11,130,723	93.3%	13.8%
Virginia S. Vasquez (30)	760,521	625,385	11,130,723	11,756,108	93.3%	14.6%
Wendy E. Scripps	267,333	326,602	11,130,723	11,457,325	93.3%	14.2%
William A. Scripps (31)	534,466	623,693	11,130,723	11,754,416	93.3%	14.6%
William H. Scripps (32)	534,666	305,304	11,130,723	11,436,027	93.3%	14.2%
Kathy Scripps (33)	534,666	305,304	11,130,723	11,436,027	93.3%	14.2%
Scripps Family 1992 Revocable Trust, dated 06-09-92	534,666	0	11,130,723	11,130,723	93.3%	13.8%
Sam D.F. Scripps	1	0	11,130,723	11,130,723	93.3%	13.8%
Samuel Joseph Logan	1	0	11,130,723	11,130,723	93.3%	13.8%
Welland H. Scripps	1	0	11,130,723	11,130,723	93.3%	13.8%
Wesley W. Scripps	100	66	11,130,723	11,130,789	93.3%	13.8%
William A. Scripps Jr.	100	66	11,130,723	11,130,789	93.3%	13.8%

(1)

Except as otherwise noted, does not include (a) 534,666 Common Voting Shares, which may be deemed to be beneficially owned by Mary Peirce and Elizabeth A. Logan as co-trustees on behalf of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement, or (b) 267,333 Common Voting Shares, which may be deemed to be beneficially owned by Mary Ann S. Sanchez, as trust advisor to the Minors’ Trusts, which are not parties to the Scripps Family Agreement, and, as a result, such Common Voting Shares are not subject to the Scripps Family Agreement.

(2)

Includes (a) 232,678 Common Voting Shares held by (i) the John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) the John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps, of which the Reporting Person is a co-trustee with Barbara Victoria Scripps Evans and Paul K. Scripps, and (b) 39,552 Common Voting Shares and 3,649 Class A Common Shares held by the Anne M. La Dow Trust under Agreement dated 10/27/2011, of which the Reporting Person is trustee. Such trusts are also listed as a separate Reporting Person above.

(3)

Includes shares held by (a)(i) the John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, and (iii) the John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps, of which the Reporting Person is a co-trustee with Anne La Dow and Paul K. Scripps, (b) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Peter R. La Dow and Paul K. Scripps, and (c) the Thomas S. Evans Irrevocable Trust under agreement dated 11/13/12, of which the Reporting Person is the trustee. Such trusts are also listed as separate Reporting Persons above.

CUSIP No. 811054402

(4)	Includes 617,315 Common Voting Shares and 706,367 Class A Common Shares held as trustee of a grantor retained annuity trust.
(5)	Includes 534,666 Common Voting Shares held by the Barmonde McCabe Dynasty Trust dated March 12, 2020, of which the Reporting Person serves as the Family Voter with voting power over such shares.
(6)	Common Voting Shares include 7,000 shares held by a trust of which the Reporting Person is co-trustee.
(7)	Includes 245,861 Common Voting Shares and 260,452 Class A Common Shares held as trustee of a grantor retained annuity trust.
(8)	Includes 267,333 Common Voting Shares and 326,735 Class A Common Shares held as trustee of a grantor retained annuity trust.
(9)	Includes 40,884 Common Voting Shares held as trustee of the Douglas A. Evans 2017 Trust dated 8/24/2017.
(10)	Includes 617,317 Common Voting Shares and 1,288,185 Class A Common Shares held as trustee of a grantor retained annuity trust.
(11)	Includes 617,296 Common Voting Shares and 683,915 Class A Common Shares held as trustee of a grantor retained annuity trust.
(12)	Includes 89,111 Common Voting Shares and 103,926 Class A Common Shares held as trustee of a grantor retained annuity trust.
(13)

Includes: (a) 534,666 Common Voting Shares and 653,204 Class A Common Shares held as a co-trustee with Mary Peirce for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement; and (b) 267,331 Common Voting Shares and 326,832 Class A Common Shares held as trustee of a grantor retained annuity trust. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as co-trustee with Mary Peirce.

(14)

Consists of shares held by the Ellen M. Scripps Revocable Trust dtd April 17, 2014, of which the Reporting Person is the trustee and sole beneficiary. Such trust is also listed as a separate Reporting Person above.

(15)	Includes 92,000 Common Voting Shares and 103,854 Class A Common Shares held as trustee of a grantor retained annuity trust.
(16)	Includes: (a) 297,453 Common Voting Shares held as trustee of a grantor retained annuity trust; and (b) 200 Class A Common Shares held by immediate family members.
(17)	Includes 534,664 Common Voting Shares and 653,337 Class A Common Shares held as trustee of a grantor retained annuity trust.
(18)

Consists of shares held by the John Peter Scripps 2013 Revocable Trust dtd December 20, 2013, of which John P. Scripps is the trustee and sole beneficiary. Such trust is also listed as a separate Reporting Person above.

(19)	Includes 89,111 Common Voting Shares and 103,958 Class A Common Shares held as trustee of a grantor retained annuity trust.
(20)	Includes 267,330 Common Voting Shares and 312,237 Class A Common Shares held as trustee of a grantor retained annuity trust.
(21)	Includes 66 Class A Common Shares held by Keon K. Vasquez Trust Stock Account, of which the Reporting Person is trustee.
(22)

Includes shares held by the Survivor’s Trust of the La Dow Family Trust under agreement dated 6/29/2004 and the Marital Trust of the La Dow Family Trust under agreement dated 6/29/2004. The Marital Trust is also listed as a separate Reporting Person above. Peter R. La Dow is the trustee of all of these trusts.

(23)

Includes: (a) 267,333 Common Voting Shares and 326,601 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person, as trust advisor to the Minors’ Trusts, which are not parties to the Scripps Family Agreement; (b) 534,666 Common Voting Shares, which may be deemed to be beneficially owned by the Reporting Person, as family voter and family agent of the Adam R. Scripps Trust u/a dated October 5, 1992, as restated May 6, 2009 and amended March 16, 2017; and (c) 267,133 Common Voting Shares and 326,736 Class A Common Shares held as trustee of a grantor retained annuity trust. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as trust advisor to the Minors’ Trusts.

CUSIP No. 811054402

(24)

Includes: (a) 534,666 Common Voting Shares and 653,204 Class A Common Shares held as a co-trustee with Elizabeth A. Logan for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement; and (b) 215,333 Common Voting Shares and 66,785 Class A Common Shares held as trustee of a grantor retained annuity trust. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as co-trustee with Elizabeth A. Logan.

(25)

Includes 41,128 Common Voting Shares and 16,505 Class A Common Shares held by RPS Jr. Irrevocable Trust fbo Monica Holcomb, of which the Reporting Person is the beneficiary and has voting and investment power over such shares.

(26)

Class A Common Shares and Common Voting Shares include shares held by (a)(i) the John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, and (iii) John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps, of which the Reporting Person is a co-trustee with Ms. Evans and Ms. La Dow, (b) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Ms. Evans and Mr. La Dow, and (c)(i) the John P. Scripps FBO Ellen McRae Scripps under agreement dated 12/28/1984 and (ii) the Paul K. Scripps Family Revocable Trust U/A dated 2/7/1994, of which the Reporting Person is trustee. Such trusts are also listed as separate Reporting Persons above.

(27)

Includes shares held by (a) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Ms. Evans and Mr. P. K. Scripps, and (b)(i) the Marital Trust of the La Dow Family Trust, and (ii) the La Dow Family Trust under agreement dated 6/29/2004 (excluding shares already accounted for held in the Marital Trust of the La Dow Family Trust), of which the Reporting Person is the trustee. Such trusts are also listed as separate Reporting Persons above.

(28)	Includes 267,183 Common Voting Shares and 311,976 Class A Common Shares held as trustee of a grantor retained annuity trust.
(29)	Class A Common Shares include 66 shares held by the Savannah M. Brickner Trust that the Reporting Person is deemed to beneficially own.
(30)	Includes 493,538 Common Voting Shares and 313,599 Class A Common shares held as trust advisor to various trusts that received distributions from the Estate of Robert P. Scripps, Jr.
(31)	Includes 534,466 Common Voting Shares and 623,693 Class A Common Shares held as trustee of a grantor retained annuity trust.
(32)

Includes 534,666 Common Voting Shares held in The Scripps Family 1992 Revocable Trust, dated 06-09-92, of which the Reporting Person and Kathy Scripps, his wife, are co-trustees; however, Kathy Scripps does not have power to vote the Common Voting Shares but may be deemed to have such power due to the Reporting Person’s voting power. Such trust is also listed as a separate Reporting Person above. Class A Common Shares also includes 304,904 shares held by a charitable foundation over which the Reporting Person may be deemed to share control.

(33)

Includes 534,666 Common Voting Shares held in The Scripps Family 1992 Revocable Trust, dated 06-09-92, of which the Reporting Person and William H. Scripps, her husband, are co-trustees. The Reporting Person does not have voting power over the Common Voting Shares, but may be deemed to have such power due to William H. Scripps’ voting power. The Scripps Family 1992 Revocable Trust, dated 06-09-92 is also listed as a separate Reporting Person above. Class A Common Shares also include: (a) 400 shares held directly by William H. Scripps, her husband; and (b) 304,904 shares held by a charitable foundation over which the Reporting Person may be deemed to share control.

CUSIP No. 811054402

APPENDIX C

For each Reporting Person listed below, the following table sets forth information regarding transactions in the Common Voting Shares and Class A Common Shares during the 60 days ended September 1, 2020, including the aggregate number of shares acquired or disposed of, the amount and source of the funds (if applicable), if any such funds were borrowed, a description of the transaction and the parties thereto, the date of the transaction, the price per share and where and how the transaction was effected.

Name	Number and Type of Common Shares Acquired or Disposed (as noted)	Date	Amount of Funds	Price Per Share	Where and How the Transaction Was Effected	Source of Funds	Description of Borrowing Transaction
Corina S. Granado	245,861 Common Voting Shares (no effect))	July 10, 2020	n/a	n/a	contribution to self-trusteed GRAT	n/a	n/a
Corina S. Granado	260,452 Class A Common Shares (no effect)	July 10, 2020	n/a	n/a	contribution to self-trusteed GRAT	n/a	n/a
J. Sebastian Scripps	297,353 Class A Common Shares (no effect)	August 17, 2020	n/a	n/a	GRAT annuity	n/a	n/a